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                            June 22, 2021

       Keith Taylor
       Chief Financial Officer
       EQUINIX INC
       One Lagoon Drive
       Redwood City, CA 94065

                                                        Re: EQUINIX INC
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed on February
19, 2021
                                                            File No.000-31293

       Dear Mr. Taylor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       2. Revenue Recognition, page F-23

   1. We note that a "majority" of your $8.4 billion remaining performance obligations will be recognized in 24
months. Considering your multi-year arrangements, please tell us in what periods you expect to
recognize the amounts included in the "majority" and how your current disclosures
reflect the appropriate time bands for your arrangements. In that regard, please tell us
how you considered disclosure around revenue expected to be
                                                        recognized within 1
year, 2 years etc. Refer to ASC 606-10-50-13(b).
       17. Segment Information, page F-63

   2.                                                   We note your disclosure
of revenues by geographical area, including    Americas,
                                                        EMEA and Asia-Pacific.
  Please explain to us how your disclosure complies with ASC
                                                        280-10-50-41(a) which
requires separate disclosure of revenues attributed to your country of domicile. Otherwise,
confirm that you will revise your future filings to include such
 Keith Taylor
EQUINIX INC
June 22, 2021
Page 2
         information including any revenues attributed to individual foreign countries, to the extent material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have any questions.



FirstName LastNameKeith Taylor                                 Sincerely,
Comapany NameEQUINIX INC
                                                               Division of
Corporation Finance
June 22, 2021 Page 2                                           Office of Real
Estate & Construction
FirstName LastName